UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CREDIT SUISSE GROUP AG

(Name of Issuer)

Shares par value CHF 0.04 per share

(Title of Class of Securities)

225401108

(CUSIP Number)

October 22, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225401108	SCHEDULE 13G

1		NAME OF REPORTING PERSON Olayan International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 96,923,078
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 96,923,078
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,923,078
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.95%
12		TYPE OF REPORTING PERSON (See Instructions) FI

Page 2 of 11 pages

CUSIP No. 225401108	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Olayan Investments Company Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 96,923,078
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 96,923,078
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,923,078
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.95%
12		TYPE OF REPORTING PERSON (See Instructions) FI

Page 3 of 11 pages

CUSIP No. 225401108	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Competrol Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 96,923,078
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 96,923,078
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,923,078
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.95%
12		TYPE OF REPORTING PERSON (See Instructions) FI

Page 4 of 11 pages

CUSIP No. 225401108	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Competrol Luxembourg S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 96,923,078
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 96,923,078
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,923,078
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.95%
12		TYPE OF REPORTING PERSON (See Instructions) FI

Page 5 of 11 pages

CUSIP No. 225401108	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Crescent Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 96,923,078
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 96,923,078
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,923,078
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.95%
12		TYPE OF REPORTING PERSON (See Instructions) FI

Page 6 of 11 pages

Item 1.	(a) Name of Issuer and (b) Address of Issuer’s Principal Executive Offices

(a)	Credit Suisse Group AG

(b)	Paradeplatz 8
P.O. Box 1
CH 8070 Zurich, Switzerland

Item 2.	(a) Name of Persons Filing, (b) Address of Principal Business Office or Residence, (c) Citizenship, (d) Title of Class of Securities and (e) CUSIP Number

(a)	(1)	Olayan International Limited (“OIL”)

(2)	Olayan Investments Company Establishment (“OICE”)

(3)	Competrol Establishment (“Competrol Establishment”)

(4)	Competrol Luxembourg S.a.r.l. (“Competrol Lux”)

(5)	Crescent Holding GmbH (“Crescent” and, together with OIL, OICE, Competrol Lux and Competrol Establishment, the “Reporting Persons”)

(b)	(1)	c/o 111 Poseidonos Ave., Glyfada
Athens, Greece 166 10

(2)	c/o 111 Poseidonos Ave., Glyfada
Athens, Greece 166 10

(3)	c/o 111 Poseidonos Ave., Glyfada
Athens, Greece 166 10

4)	c/o 111 Poseidonos Ave., Glyfada
Athens, Greece 166 10

(5)	c/o 111 Poseidonos Ave., Glyfada
Athens, Greece 166 10

(c)	(1)	British Virgin Islands

(2)	Liechtenstein

(3)	Liechtenstein

(4)	Luxembourg

(5)	Austria

(d)	Shares par value CHF 0.04 per share (the “Shares”)

(e)	225401108

Page 7 of 11 pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)                 The responses of the Reporting Persons to Rows (9) through (10) of the cover pages of this Statement are incorporated herein by reference.

(b)                 The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference.

(c)                 The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

Crescent is a wholly owned subsidiary of Competrol Lux.  Competrol Lux is a wholly owned subsidiary of Competrol Establishment.  Competrol Establishment is a wholly owned subsidiary of OICE.  OIL constitutes the governing body of OICE.

Prior to October 22, 2008, the reporting persons beneficially owned 40,000,000 Shares. On October 22, 2008, the reporting persons  purchased CHF 1,250,000,000 of Mandatory Convertible Securities due 2009, convertible at the option of the holder, or by the Issuer upon maturity, into 38,402,457 Shares.

On July 17, 2012, Competrol Establishment entered into agreements pursuant to which it purchased CHF 164,000,000 of Mandatory and Contingent Convertible Securities due 2013 (“MACCS”). The holders of the MACCS did not have the right to convert prior to maturity except in circumstances that ultimately were not applicable during the life of the MACCS. On March 29, 2013, the MACCS matured and upon settlement the reporting persons acquired beneficial ownership of an additional 10,072,743 Shares.

In addition to the foregoing, as part of a May 2013 cash and stock dividend paid by Credit Suisse in respect of its outstanding Shares, the reporting persons received an additional approximately 2.1 million Shares, which the reporting persons immediately sold.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.  Crescent Holding GmbH, one of the Reporting Persons identified in Item 2 of this Statement, is the Reporting Person which acquired legal title to the Shares.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 8 of 11 pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016
OLAYAN INTERNATIONAL LIMITED

By:	/s/ Aziz D. Syriani
Name:	Aziz D. Syriani
Title:	Director

OLAYAN INVESTMENTS COMPANY ESTABLISHMENT

By:	/s/ Emile A. Habayeb	/s/ Khalil Kachicho
Name:	Emile A. Habayeb	Khalil Kachicho
Title:	Authorised Signatory	Authorised Signatory

COMPETROL ESTABLISHMENT

By:	/s/ Emile A. Habayeb	/s/ Khalil Kachicho
Name:	Emile A. Habayeb	Khalil Kachicho
Title:	Authorised Signatory	Authorised Signatory

COMPETROL LUXEMBOURG S.A.R.L.

By:	/s/ Khalil Kachicho	/s/ Nabil Moussallem
Name:	Khalil Kachicho	Nabil Moussallem
Title:	Manager	Manager

CRESCENT HOLDING GMBH

By:	/s/ Emile A. Habayeb	/s/ Khalil Kachicho
Name:	Emile A. Habayeb	Khalil Kachicho
Title:	Managing Director	Managing Director

Page 10 of 11 pages

EXHIBIT INDEX

Exhibit 1: Joint Filing Agreement

Page 11 of 11 pages